UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 4, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated May 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 4, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge Files Application with State of Alaska for Alaska Highway Pipeline Project

CALGARY, Alberta, May 4, 2004 - Enbridge Inc. (TSE, NYSE: ENB) today announced it has filed an application with the State of Alaska to negotiate commercial agreements for the construction and operation of the segment of the Alaska Highway Pipeline Project (AHPP) proposed to be built in the state.

“Enbridge intends to be at the forefront of development and planning for an Alaska gas pipeline,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge. “With this application, we are formalizing our intention to take a leadership position within a broad coalition of commercial interests focused on bringing Alaska gas to market. The magnitude of capital investment and risk required by this project will necessitate a partnership of producers, pipeline companies and other potential participants.

“We strongly believe our application provides a competitive alternative to other pipeline proposals. Ultimately, this project will be developed by the parties that can bring together a wide array of public, private and commercial interests,” Mr. Daniel said.

The application to the State of Alaska is the first significant step in a project that will require extensive producer and stakeholder consultation in advance of regulatory processes in both the U.S. and Canada. Enbridge is currently engaged in preliminary consultation and will intensify its efforts during the next few months.

Under the Alaska Stranded Gas Development Act (ASGDA), interested parties must file an application with the State to initiate formal negotiations over the commercial terms of an agreement to participate in the natural gas pipeline project. The Act governs pipeline construction and operations for the portion of the project built in Alaska, from Prudhoe Bay to the Canadian border. Separate regulatory requirements will be required for the Canadian portion of any new pipeline system.

Enbridge cited a number of strengths that position the company as a strong partner for one of the largest pipeline projects ever proposed in North America:

•	With more than 50 years of continental experience, Enbridge owns and operates the world’s longest crude oil and liquids pipeline system, delivering more than 2 million barrels per day to markets in Canada and the U.S.

•	Enbridge owns and operates Canada’s largest natural gas distribution company, serving more than 1.7 million customers in Ontario, Quebec, New Brunswick and New York State

•	It also has significant ownership interests in two large-diameter, cross-border natural-gas systems: Alliance Pipeline (50 per cent) and Vector (60 per cent)

•	With its Norman Wells liquids pipeline (100 per cent) and Inuvik Gas (33 per cent), Enbridge has extensive experience building and operating oil and gas pipelines in northern permafrost

•	Enbridge Energy Partners owns and operates more than 15,000 km (9,000 miles) of natural gas transmission and gathering pipelines in the U.S. Mid-continent and Gulf Coast areas

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Contacts:

Media	Investment Community

Ian La Couvée	Colin Gruending
(403) 585-3956	(403) 231-5919
E-mail: ian.lacouvee@enbridge.com	e-mail: colin.gruending@enbridge.com